UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

(Amendment No. 1 )

Trans World Corporation

(Name of Issuer)

Common Stock, $.001 Par Value Per Share

(Title of Class of Securities)

89336R207 (CUSIP Number)

January 12, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP NO. 89336R207	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

Ravich Revocable Trust of 1989
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒ (b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California Revocable Trust

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

500,001
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

500,001

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

500,001
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.38%
12	TYPE OF REPORTING PERSON (See Instructions)

OO

CUSIP NO. 89336R207	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

Jess M. Ravich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See Instructions)

(a) ☒ (b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

500,001
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

500,001

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

500,001
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.38%
12	TYPE OF REPORTING PERSON(See Instructions)

IN

CUSIP NO. 89336R207	13G	Page 4 of 6 Pages

This Amendment No. 1 amends the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on July 3, 2003 relating to the shares of Common Stock, $.001 par value per share (the “Common Stock”) of Trans World Corporation (“Trans World”). This Amendment No. 1 is being filed to disclose the sale of 343,879 shares of Common Stock of Trans World by the Ravich Revocable Trust on January 12, 2007. This Amendment No. 1 to Schedule 13G is being filed on behalf of the Ravich Revocable Trust of 1989 (the “Ravich Revocable Trust”), of which Jess M. Ravich serves as trustee, and Jess M. Ravich (“Ravich”, and together with the Ravich Revocable Trust, the “Reporting Persons”).

ITEM 1(a).	NAME OF ISSUER:

Trans World Corporation (“Trans World”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

545 Fifth Avenue, Suite 940 New York, New York 10017

ITEM 2(a).	NAME OF PERSON FILING:

This Amendment No. 1 to Schedule 13G is being filed on behalf of the Ravich Revocable Trust of 1989 (the “Ravich Revocable Trust”), of which Jess M. Ravich serves as trustee, and Jess M. Ravich (“Ravich”, and together with the Ravich Revocable Trust, the “Reporting Persons”). Attached as Exhibit 1 is a copy of an agreement among the Reporting Persons that this Amendment to Schedule 13G is being filed on behalf of each of them.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The principal business office of the Reporting Persons is located at 11766 Wilshire Boulevard, Suite 870, Los Angeles, California 90025.

ITEM 2(c).	CITIZENSHIP:

The Ravich Revocable Trust is a California revocable trust. Ravich is a citizen of the United States.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

This Amendment No. 1 to Schedule 13G is being filed with respect to the common stock, par value $0.001 per share of Trans World (the “Common Stock”). The Reporting Persons’ percentage ownership of Common Stock, determined after the sale described above, is based on total outstanding shares of Common Stock of 7,840,869 as reported as outstanding as of November 2, 2006 in Trans World’s most recent quarterly report on Form 10-QSB.

CUSIP NO. 89336R207	13G	Page 5 of 6 Pages

ITEM 2(e).	CUSIP Number:

89336R207

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13d-1(b) or §§240.13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS: One of the following

Not applicable as this Amendment to Schedule 13G is filed pursuant to Rule 13d-2(d).

ITEM 4.	OWNERSHIP:

The information in items 1 and 5 through 11 on the cover pages (pp. 2 - 3) on this Schedule 13G is hereby incorporated by reference.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following. ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

CUSIP NO. 89336R207	13G	Page 6 of 6 Pages

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of each such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2007

RAVICH REVOCABLE TRUST OF 1989

By:	/s/ Jess M. Ravich
Jess M. Ravich, Trustee

/s/ Jess M. Ravich
Jess M. Ravich